ZARGON
ENERGY TRUST

September 5, 2006



Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

Dear Sir or Madame:

Re: Zargon Energy Trust (the "Company")
File No. 82-34907
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 194, as amended, enclosed is a copy of the Company's news release dated September 5, 2006. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

In addition, pursuant to Rule 12g3-2(b)(1)(iv), attached hereto as Schedule A is an updated list of documents and information that the Company is required to (a) make public pursuant to the laws of Alberta or Canada, (b) file with the Toronto Stock Exchange and which the Company expects will be made public by such Exchange or (c) distribute to its security holders.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
ZARGON ENERGY TRUST

B.C. Heagy
Vice President Finance & CFO


PROCESSED
SEP 11 2006
THOMSON FINANCIAL
SEC MAIL PROCESSING
RECEIVED
SEP 07 2006
WASH, D.C.
209
SECTION

dw 9/8

BCH/kf

Encl.

Suite 700, 333 - 5 Avenue S.W., Calgary, Alberta T2P 3B6 Telephone **(403) 264-9992** Facsimile (403) 265-3026
Email: zargon@zargon.ca Website: www.zargon.ca

FOR IMMEDIATE RELEASE: September 5, 2006

TSX SYMBOLS: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST ANNOUNCES INCREASE TO EXCHANGEABLE SHARE RATIO

CALGARY, ALBERTA-- Zargon Energy Trust ("Zargon") is pleased to announce the increase to the Exchange Ratio of the exchangeable shares of Zargon Oil & Gas Ltd. from 1.16619 to 1.17264. This increase will be effective on September 15, 2006.

The following are the details of the calculation of the Exchange Ratio:

Record Date of Zargon's Distribution	Opening Exchange Ratio	Zargon's Distribution per Unit	Five day Weighted Average Trading Price of Zargon's Units	Increase in Exchange Ratio [1]	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
August 31, 2006	1.16619	$0.18	$32.54712	0.00645	September 15, 2006	1.17264

[1] The increase in the Exchange Ratio is calculated by multiplying Zargon's distribution per unit by the Exchange Ratio immediately prior to the distribution record date and dividing by the five day weighted average trading price of Zargon's units.

A holder of exchangeable shares can exchange all or a portion of their holdings into Zargon Energy Trust Units, at any time, by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office at Suite 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 16.672 million trust units (ZAR.UN) and 2.285 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the September 15, 2006 revised exchange ratio there would be a total of 19.351 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer


SEC MAIL PROCESSING
RECEIVED
SEP 07 2006
WASH, D.C.
209
SECTION

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

SCHEDULE A

Document	Filing Requirements [1, 2]	Due [3 4 5 6 7 8 9 10 11 12 13]
1. News Releases	1, 2	3
Annual Filings		
2. Annual Information Form	1	5
3. Annual Report to Unitholders	N/A	N/A
4. Annual Financial Statements	1	5
5. Annual Management's Discussion & Analysis	1	5
6. Certification of Annual Filings – CEO	1	5
7. Certification of Annual Filings – CFO	1	5
8. Certificate regarding compliance with National Policy 41-201 Undertaking	1	5
Proxy Materials		
9. Notice of Meeting and Information Circular/Proxy Materials (including form of Proxy and Voting Direction) for Meetings of Unitholders	1, 2	6

[1] Filing is required pursuant to applicable laws, regulations and policies of Canadian securities regulatory authorities (provincial securities commissions).

[2] Filing is required pursuant to the applicable requirements of the Toronto Stock Exchange.

[3] Episodic Disclosure Document – Is to be filed on SEDAR if there is a material change in an issuer's business, operations or capital.

[4] Continuous Disclosure Document– Is to be filed on SEDAR at least 25 days before record date (Record date must be set 30 to 60 days before the meeting).

[5] Continuous Disclosure Document – Is to be filed on SEDAR within 90 days of financial year-end.

[6] Continuous Disclosure Document – Is to be filed on SEDAR concurrently with sending to securityholders (21-50 days before the meeting) (annual meeting must be held within 6 months of the fiscal year-end).

[7] Continuous Disclosure Document – Is to be filed on SEDAR within 45 days of end of 1st, 2nd and 3rd financial quarter.

[8] Episodic Disclosure Document – Is to be filed on SEDAR within 10 days after the material change occurred.

[9] Continuous Disclosure Document – Is to be filed by reporting, non-venture issuers promptly following meeting of unitholders at which a matter was submitted to a vote.

[10] Is to be filed on SEDAR no later than the time of filing a material change report (if the making of the document constitutes a material change) and no later than the time of filing the Annual Information Form (if the document was adopted before then).

[11] Continuous Disclosure Document – Is to be filed on SEDAR within 75 days after the date of acquisition.

[12] Episodic Disclosure Document – If an issuer has adopted or amended a written code of conduct, it must be filed on SEDAR no later than the date on which the issuer's next financial statements must be filed.

[13] Episodic Disclosure Document – Is to be filed on SEDAR as soon as practicable, and in any event no later than the deadline for the first filing required under National Instrument 51-102 following the transaction.